Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, England

Telephone: +44 (0) 20 7538 0191 Facsimile: +44 (0) 20 7987 9396 Email: enquiries@drewry.co.uk Website: www.drewry.co.uk

May 16, 2007

Navios Maritime Holdings Inc

Dear Sir/Madam

Reference is made to the prospectus supplement (the “Supplement”) of Navios Maritime Holdings Inc. (the “Company”) filed in connection with the public offering of its common stock pursuant to the Company’s prospectus dated April 13, 2007. We hereby consent to all references to our name in the Supplement and to the use of the statistical information supplied by us set forth in sections of the Supplement entitled “The International Dry Bulk Shipping Industry” and “Summary - Overview.” We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

•	We have accurately described the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

•

Our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

We hereby consent (i) to the filing of this letter as an exhibit to a Current Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, with respect to the closing of the offering of the Company’s securities as identified in the Supplement and (ii) to the reference to our firm in the section of the Supplement entitled “Experts”.

Yours faithfully

Nigel Gardiner

Managing Director

Drewry Shipping Consultants Limited – registered in London, England No. 3289135